Exhibit 99.1

Perion Reiterates Annual Guidance; Joins Apple on Privacy Crusade,
Launching Wide-Reaching Campaign For SORTTM

Motivating Privacy-Sensitive Audience with Viral Short Film to Educate Users About Online Privacy Risks

TEL AVIV & NEW YORK, June 29, 2022, Perion Network Ltd. (NASDAQ: PERI) (TASE: PERI) a global advertising technology company that delivers holistic solutions across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – today launched an integrated campaign to raise awareness of its proprietary SORTTM platform. Unlike other offerings in the marketplace, Perion’s SORTTM technology is the first cookieless solution that ensures total anonymity for the ultimate privacy technology that users can fully trust.

The video, entitled “The Complete Guide to Protecting Your Privacy Online”, directed by award-winning filmmaker Max Joseph — cohost/executive producer of MTV’s Catfish, director of HBO Max’s 15 Minutes of Shame (exec. produced by Monica Lewinsky), as well as a number of wildly successful viral videos for Nike, Samsung, and Rainforest Alliance (Cannes Lions Winner).

“As cookies and third-party data are being phased out, companies across the globe are obligated to deliver privacy solutions that meet the rising expectations of consumers,” said Doron Gerstel, CEO of Perion. “SORTTM does that in a unique and differentiated way that no other cookieless solution can equal – because it captures no consumer data whatsoever. Our short film showcases how impossible it is to live a private life in today’s world, and how SORTTM solves the problem. We are honored to have collaborated with Max Joseph to capture the mission of SORTTM with irresistible humor.”

SORTTM’s machine learning model analyzes millions of data combinations to create cookieless targeting groups consisting of people who think and react to ads like one another. It is the only cookieless solution enabling advertisers to reach audiences the moment they are most receptive to seeing an ad, without browser and device limitations faced by cookie-based approaches.

“When Perion reached out, I was immediately interested,” said Max Joseph. “We are living in the wild west of the internet, but SORT provides a much-needed service to verify advertisements for consumers signaling to people that an advertisement is safe. Calling attention to how cavalier we are online compared with how careful we are in real life felt relevant, poignant and funny.”

2022 Annual Guidance
“With the first half of 2022 behind us and with the visibility we have into the second half of the year, we feel confident reiterating our annual guidance,” added Mr. Gerstel.

($M)	2021	Guidance 2022	YoY Growth %(1)
Revenue	$478.5	$620-$640	32%
Adjusted EBITDA	$69.6	$98-$102	44%
EBITDA to REV Ex-TAC	37%	40%

(1) At guidance midpoint

Find the short film here and more information on SORT via Perion’s website. The Campaign launch was webcasted live on Perion’s website and an archived webcast can be found here.

About Perion Network Ltd.
Perion (Nasdaq: PERI) is a global technology company that delivers holistic strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

About SORTTM
SORTTM, or Smart Optimization of Responsive Traits, is a technology outcome of Perion’s investment in its “Intelligent HUB” – a platform for pulling in signals across all advertising channels and optimizing traffic at scale, yielding superior engagement metrics and KPIs. SORT is being offered by Undertone, a Perion company and the leader in data-driven, intelligent high impact campaigns. The multi-dimensional targeting technology identifies otherwise unrecognized similarities between users and creates different groups – which is the “Responsive Traits” component of the platform.

Non-GAAP Measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude stock-based compensation expenses, retention and acquisition related expenses, revaluation of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, acquisition related items consisting of amortization of intangible assets, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Revenue after Traffic Acquisition Costs (“Revenue ex-TAC”) presents revenue reduced by traffic acquisition costs, reflecting that a portion of our revenue must be directly passed to publishers or advertisers and presents our revenue excluding such items.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com